

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 24, 2014

<u>Via E-Mail</u>
Yan Tang
Chief Executive Officer
Momo Technology Company Limited
20th Floor, Block B
Tower 2, Wangjing SOHO
No. 1 Futongdong Street
Chaoyang District, Beijing 100102
People's Republic of China

> **Re: Momo Inc.**
> **Registration Statement on Form F-1**
> **Filed November 7, 2014**
> **Amendment No. 1 to Registration Statement on Form F-1**
> **Filed November 11, 2014**
> **File No. 333-199996**

Dear Mr. Tang:

We have reviewed your registration statements and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Unless otherwise noted, references in this letter to prior comments refer to our letter dated October 31, 2014.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Notes to Consolidated Financial Statements</u>

<u>Note 13. Net Loss Per Share, page F-35</u>

1.   We have reviewed your response and revised footnote disclosure in response to prior comment 2. Please clarify your statement that the nonvested restricted stock are equally obliged to share your losses. In this regard, tell us whether this obligation is based on contractual terms. Refer to FASB ASC 260-10-45-67 and 68. The nonvested restricted stock does not yet share in the net residual net assets until they vest. If nonvested

restricted stock do not have a contractual obligation to absorb losses, the stock should not be included in basic EPS. Please advise.

2.   Please clarify your table to distinguish the securities that are presented that could potentially dilute basic EPS that were not included in the computation of diluted EPS because to do so would have been antidilutive for the period presented. Your current presentation appears to be unclear to readers. Refer to FASB ASC 260-10-50-1.c. In this regard, consider separating the table to clearly show the computation of diluted earnings per share for ordinary shares.

Notes to Unaudited Condensed Consolidated Financial Statements

Note 18. Subsequent Events, page F-76

3.   We note your disclosure that you granted share options in October 2014 with an exercise price of $0.0002 per share. Please tell us why these share options have a significantly less exercise price per share than your previous share options granted.   Further, indicate whether all employees including founders received these options. In addition, the footnote should include the stock-based compensation expense amounts when known.

Exhibit Index, page II-8

Exhibit 5.1

4.   You state in your response to prior comment 3 that the language in parenthesis on page 3 of your opinion must be included for the opinion to be valid under Cayman Islands law. Please expand your response to provide the specific authority in support of this requirement. Alternatively, file a revised opinion that omits this limitation, in accordance with our prior comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Gabriel Eckstein, Staff Attorney, at (202) 551-3286 or, in his absence, the undersigned at (202) 551-3456 with any other questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Matthew Crispino

Matthew Crispino
Staff Attorney

cc: Via E-mail
Z. Julie Gao, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP